UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89376R208

(CUSIP Number)

December 3, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No.	89376R208	13G

1	NAMES OF REPORTING PERSONS: National Bank of Canada
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		584,463

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		584,463

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	584,463

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 2 of 5 Pages

Item 1(a).	Name of Issuer:	Transmeta Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2540 Mission College Blvd.
Santa Clara, California 95054

Item 2(a).	Name of Person Filing:

This Schedule is being filed by National Bank of Canada (“NBC”), a chartered bank governed by the Bank Act (Canada).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address of NBC is:

National Bank of Canada
600 de La Gauchetière West
Montreal, Quebec H3B 4L2
Canada

Item 2(c).	Citizenship:	The place of organization of NBC is Canada.

Item 2(d).	Title of Class of Securities:	Common Stock

Item 2(e).	CUSIP Number:	89376R208

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	584,463

(b) Percent of class:	4.8%

(c) Number of shares as to which the person has:

Page 3 of 5 Pages

(i) Sole power to vote or to direct the vote	584,463

(ii) Shared power to vote or to direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	584,463

(iv) Shared power to dispose or to direct the disposition of	-0-

The number of shares beneficially owned and the percentage of outstanding shares represented thereby for NBC have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  The percentage of ownership described above for NBC is based on 12,204,671 shares of Common Stock outstanding as of October 15, 2008, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed with the Securities and Exchange Commission on November 17, 2008.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Page 4 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2008

NATIONAL BANK OF CANADA

By:	/s/ Francois Bourassa
Name:	Francois Bourassa
Title:	Senior Manager (supervisory), Trading and Structured Products

Page 5 of 5 Pages